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                                                                      Exhibit 53


                                LEHMAN BROTHERS



                                                March 29, 1998



Board of Directors
Metromail Corporation
360 East 22nd Street
Lombard, Illinois 60148


Members of the Board:

We understand that Metromail Corporation (the "Company"), The Great Universal Stores P.L.C. ("GUS") and GUS Acquisition Corp., a subsidiary of GUS ("Newco," and, together with GUS, the "Bidder") have entered into an Agreement and Plan of Merger (the "Merger Agreement") and related Stock Purchase Agreements (the "Stock Purchase Agreements"), each dated as of March 12, 1998, which provide, among other things, for (i) the tender offer by Newco for all outstanding shares of common stock, together with certain associated rights, of the Company for consideration of $34.50 net per share in cash (the "Tender Offer"), and (ii) the subsequent merger (the "Merger," and together with the Tender Offer, the "Proposed Transaction") of Newco with and into the Company, pursuant to which each outstanding share of the common stock of the Company (other than shares held in treasury or held by the Bidder or any of its affiliates or as to which dissenters' rights are exercised) will be converted into the right to receive consideration of $34.50 net per share in cash. The terms and conditions of the Proposed Transaction are set forth in more detail in the Merger Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

In arriving at our opinion, we reviewed and analyzed: (i) the Merger Agreement, the Stock Purchase Agreements and the specific terms of the Proposed Transaction, (ii) publicly available information concerning the Company that we believe to be relevant to our analysis, (iii) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, (iv) a trading history of the Company's common stock from June 13, 1996, its initial public offering date, to the present and a comparison of that trading history with those of other companies that we deemed relevant, (v) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed
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Board of Directors
Metromail Corporation
March 29, 1998
Page 2 of 3


relevant, and (vi) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant. We also have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In addition, we have also considered the results of our efforts to solicit indications of interest from third parties with respect to the purchase of the Company and reviewed and analyzed (i) the terms of the offer to purchase the Company received from American Business Information, Inc., (ii) the risks of such offeror being unable to consummate its proposed acquisition of the Company, and (iii) the time that may be required for such offeror to consummate its proposed acquisition of the Company.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information provided by the Company and used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the stockholders of the Company in the Proposed Transaction is fair to such stockholders.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company in the past (including acting as co-manager for the Company's initial public offering and as financial advisor to the Company in its acquisition of Atlantes Corporation) and have received customary fees for such services. In the ordinary course of our business, we actively trade in the equity securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.


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Board of Directors
Metromail Corporation
March 29, 1998
Page 3 of 3


This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to the stockholders in connection with the Proposed Transaction.

                                        Very truly yours,




                                        LEHMAN BROTHERS